UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

DENBURY INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

24790A101
(CUSIP Number)

September 18, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24790A101	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,768,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,768,490
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,768,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON IA, LP

CUSIP No. 24790A101	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,768,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,768,490
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,768,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 24790A101	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,768,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,768,490
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,768,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 24790A101	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer: The name of the issuer is Denbury Inc. (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices:
The Company’s principal executive offices are located at 5320 Legacy Drive, Plano, Texas 75024.

ITEM 2.	(a)
Name of Person Filing:

This statement is filed by:

(i)          GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Investment Manager”), which serves as the investment manager of certain managed accounts (collectively, the “Accounts”);

(ii)          GoldenTree Asset Management LLC, a Delaware limited liability company (“IMGP”), which serves as the general partner of the Investment Manager; and

(iii)          Mr. Steven A. Tananbaum (“Mr. Tananbaum”), who serves as the managing member of IMGP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock (as defined below) reported herein.

	(b)	Address of Principal Business Office, or if none, Residence:
The address of the business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, NY 10022.
	(c)	Citizenship: The Investment Manager and IMGP are organized under the laws of the State of Delaware. Mr. Tananbaum is a United States citizen.

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”).

	(e)	CUSIP Number: 24790A101

CUSIP No. 24790A101	SCHEDULE 13G	Page 6 of 8

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4.	OWNERSHIP.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 49,999,999 shares of Common Stock issued and outstanding as of September 18, 2020 as reflected in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 18, 2020.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Investment Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Investment Manager is the rendering of financial services and as such it provides discretionary investment advisory services to each of the Accounts. In such capacity, the Investment Manager has the power to make decisions regarding the dispositions of the proceeds from the sale of the Common Stock. Under the rules promulgated by the Securities and Exchange Commission, the Investment Manager and the managing member of the IMGP (Mr. Tananbaum) may be considered “beneficial owners” of securities acquired by the Accounts. The Reporting Persons have the right to receive the proceeds from the sale of, or the power to direct the receipt of dividends from, the Common Stock reported in this Schedule 13G.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 24790A101	SCHEDULE 13G	Page 7 of 8

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Each of the reporting persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 24790A101	SCHEDULE 13G	Page 8 of 8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2020

/s/ Steven A. Tananbaum
Steven A. Tananbaum, as attorney-in-fact for the Reporting Persons

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATE: October 1, 2020

/s/ Steven A. Tananbaum
Steven A. Tananbaum, as attorney-in-fact for the Reporting Persons